Exhibit 99.2

VANC Pharmaceuticals Provides Corporate Update

November 17, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that the Financial Statements and Management’s Discussion and Analysis for the third quarter ended September 30, 2016 have been filed and can be viewed on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Company encourages its shareholders to participate in an earnings conference call which has been scheduled for Monday, November 21, 2016 at 11.00AM PST.   The toll-free call-in details are as follows:

Canada:

1-888-299-2873

United States:

1-888-585-9008

Access Code:

203760721

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.